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                                                           EXHIBIT 99(a)(1)(11)


     FLIPSIDE, INC. ANNOUNCES SUCCESSFUL COMPLETION OF UPROAR TENDER OFFER

BERKELEY, CA - MARCH 21, 2001 - Flipside, Inc. today announced the expiration of the subsequent offering period to the previously announced cash tender offer by a wholly owned subsidiary of Flipside to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Uproar Inc. (Nasdaq: UPRO; EASDAQ: UPRO/UPROrs), at a price of $3.00 per share, net to the seller in cash, without interest thereon.

     The subsequent offering period to the tender offer expired, as scheduled, at 5:00 p.m. EST time on Wednesday, March 21, 2001. Based on information provided by the depositary for the tender offer, 42,637,377 shares of Uproar common stock were validly tendered, including guaranteed deliveries, representing approximately 92% of the outstanding shares of Uproar common stock. Pursuant to the terms of the offer, a wholly owned subsidiary of Flipside has accepted for payment, and will promptly pay for, all shares validly tendered in the offer.

     Flipside will acquire the remaining outstanding shares of Uproar common stock pursuant to a merger of its wholly owned subsidiary with and into Uproar. Flipside intends to send stockholders of Uproar who did not tender their shares in the tender offer instructions as to how to exchange their shares of Uproar stock for the $3.00 per share merger consideration. No further action is required by the remaining stockholders of Uproar to effect the merger. As a result of the merger, the remaining outstanding shares of Uproar common stock (except for shares held by Flipside or any of its subsidiaries, or by stockholders exercising dissenter's rights under Delaware law, if available) will be converted into the right to receive $3.00 in cash, without interest, and Uproar will thereby become a wholly owned subsidiary of Flipside.

     Flipside, Inc., a subsidiary of Vivendi Universal Publishing and VivendiNet, is headquartered in Berkeley, CA, with offices in Frankfurt, London and Paris. Flipside, Inc. is a leading worldwide interactive entertainment destination. Its various web locations provide popular games for every gaming category and skill level. Players can also earn Flips and redeem them for prizes in 25 e-commerce categories.

     Uproar Inc. is a leading interactive entertainment company. It operates a family of advertising-supported interactive entertainment sites, which make up the backbone of the Uproar Network, an extensive entertainment-based Internet advertising platform. Uproar Inc. sites include: uproar.com, a leading online entertainment destination offering games and game shows; iwin.com, a leading games-for-prizes and Internet lottery site; and amused.com, a site featuring humor and entertainment. With nearly 12 million unique users per month, the Uproar Network ranks among the Top-20 Web properties on the Internet. Headquartered in New York with offices in Los Angeles, San Francisco, London, Tel Aviv and Budapest, Uproar Inc. is publicly traded on the Nasdaq National Market system under the ticker symbol UPRO and on the European Association of Securities Dealers' Automated Quotation system (EASDAQ) under the ticker symbols UPRO and UPROrs.

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FOR INFORMATION CONTACT:

Andrea Sarkisian
Vivendi Universal Interactive Publishing
310-793-0600  x1115
andrea.sarkisian@havasint.com